

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

VIA US MAIL AND FAX (949) 282-5889
Mr. Devasis Ghose
Chief Financial Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

> **Re: Skilled Healthcare Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 14, 2011**
> **File No. 001-33459**

Dear Mr. Ghose:

   We have reviewed your response letter dated March 29, 2011 and your filings and have the following comments. As noted in our letter dated March 15, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

5. Business Segments, pages F-22-F-24

   1. We note your response to comment 11 from our letter dated March 15, 2011. We note that you indicate in your response that "While we do have discrete facility financial information that is reviewed by segment management, the CEO's only view of facility financial information is a summation of the Adjusted EBITDA by facility." In this regard, please provide us with the information that is provided to your CODM to make decisions about resources to be allocated to the segment and assess its performance.

   2. We note your response to comment 13 from our letter dated March 15, 2011. As we previously requested, please exclude from your segment footnotes any reference to certain measures, including but not limited to Adjusted EBITDA, which are used to calculate debt covenant ratios.

3. We note your response to comments 11, 12 and 13 from our letter dated March 15, 2011. Please provide us your proposed segment disclosures.

* * * *

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director